Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-59299
                                   PROSPECTUS

                    Sunrise International Leasing Corporation

                         143,850 Shares of Common Stock

         This Prospectus relates to the offer and sale of up to 143,850 shares of Common Stock (the "Shares"), $.01 par value, of Sunrise International Leasing Corporation, a Delaware corporation (the "Company"), by certain persons (collectively, the "Selling Stockholders") who received the Shares pursuant to the Company's acquisition of The P. J. King Companies, Inc. d/b/a International Leasing Corporation ("ILC") in February 1995. The Selling Stockholders may offer their Shares from time to time through or to brokers or dealers in the over-the-counter market at market prices prevailing at the time of sale or in one or more negotiated transactions at prices acceptable to the Selling Stockholders. (See "Plan of Distribution"). The Company will not receive any proceeds from sales of Shares by the Selling Stockholders.

         The Company will bear all expenses of the offering (estimated to be $4,851), except that the Selling Stockholders will pay any applicable underwriter's commissions and expenses, brokerage fees or transfer taxes, as well as any fees and disbursements of counsel and experts for the Selling Stockholders.

         The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SUNL." The closing bid price of the Company's Common Stock on July 27, 1998, as reported by the Nasdaq National Market, was $4.3125 per share.


                               -------------------


                FOR INFORMATION CONCERNING CERTAIN RISKS RELATING
             TO THIS OFFERING SEE "RISK FACTORS" BEGINNING ON PAGE 4

                               -------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this Prospectus is July 27, 1998.

         No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus, in connection with the offering contemplated hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Commission's regional offices in New York (75 Park Place, New York, New York 10007) and Chicago (500 West Madison, Suite 1400, Chicago, Illinois 60661). Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, since May 1996 the Company has electronically filed with the Commission all reports, proxy and information statements and other information regarding the Company required to be filed electronically, which documents are available at http://www.sec.gov on the Web site that the Commission maintains.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the securities offered hereby. For further information with respect to the Company and such securities, reference is made to such Registration Statement and to the exhibits thereto. Any statement contained or incorporated by reference herein concerning the provisions of any document is qualified in its entirety by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.



                       DOCUMENTS INCORPORATED BY REFERENCE

         The Annual Report on Form 10-K for the fiscal year ended March 31, 1998 filed by the Company with the Commission pursuant to the Exchange Act, is hereby incorporated by reference in this Prospectus and shall be deemed to be a part hereof.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

         The Company will provide without charge to each person, including any beneficial owner to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Peter J. King, President, telephone (612) 513-3200.

                                   THE COMPANY

         Sunrise International Leasing Corporation, a Delaware corporation (the "Company"), is the issuer of the Shares offered by the Selling Shareholders pursuant to this Prospectus. The Company is engaged in the business of equipment leasing. The Company's principal executive offices are located at 5500 Wayzata Boulevard, Suite 725, Minneapolis, Minnesota 55416, and its telephone number is
(612) 513-3200.

                                  RISK FACTORS

         Prospective investors should carefully consider the following risk factors.

         1. Highly Competitive Industry. The equipment leasing business is highly competitive. The Company competes with numerous companies, including leasing companies, commercial banks and financial institutions, some of which the Company relies on to obtain capital to finance its leases. Most of the Company's competitors are significantly larger and have substantially greater resources than the Company. The Company typically chooses not to compete with large leasing companies for those leases in which the cost of the equipment greatly exceeds the amount of non-recourse financing available.

         2. Risk of Additional Loan and Lease Write-Offs. While the Company believes that its current reserves are adequate, it continues to monitor a restructured loan and a material lease, as to which, at March 31, 1998, the Company had an aggregate book value of $4.1 million and an aggregate remaining contractual balance of $9.5 million. While lessee payments are being received on a monthly basis, there is no assurance that such payments will continue on an uninterrupted basis or that the Company is adequately secured. Any future losses on such loans and leases incurred in excess of the Company's reserves would likely affect the Company's future earnings and cash flows, and may cause the Company to be in violation of one or more of its covenants under its credit agreements with its financing sources.

         3. Financing. The Company's growth and profitability are dependent to a great extent on the Company's ability to finance revenue producing assets. The King Management Corporation's financing commitment, as well as continued reduction in the amount of non-performing assets, have enhanced the Company's ability to obtain required financing. While the Company has been successful in obtaining required recourse and non-recourse financing to date, there is no assurance that all required financing will be available in the future.

         4. Major Customers/Vendors. At March 31, 1998 and March 31, 1997, no leases outstanding to any individual lessee exceeded 5% of the total lease portfolio, except in cases where the leases had been discounted without recourse to a financial institution. However, 52.6% of the Company's total leasing revenue for the year ended March 31, 1998 was generated through a single vendor leasing program. Should this program terminate, the Company would continue to realize related revenues for a period of up to three years. If the program were to terminate, however, and the Company was unable to replace this business, the Company's future financial results could be materially and adversely affected.

         5. Residual Values and Potential Rapid Obsolescence of Leased Equipment. The value of the data processing equipment leased by the Company to its customers represents a substantial portion of the Company's capital. At the inception of each lease, the Company estimates the residual value of the leased equipment, which is the estimated market value of the equipment at the end of the initial lease term. The actual realized residual value of leased equipment may differ from its estimated residual value, resulting in profit or loss when the leased equipment is sold or leased again at the end of the initial lease term. If a lessee defaults on a lease which has been discounted by the Company to a financial institution, the financial institution may foreclose on its security interest in the leased equipment, and the Company may not realize any portion of such residual value. In addition, the high technology equipment which comprises the bulk of the Company's lease portfolio is subject to rapid technological obsolescence typical of the computer industry.

         During the fiscal year ended March 31, 1998, the Company experienced losses on a specific vendor program and established reserves to cover anticipated losses in future periods. In addition, the Company will be depreciating future equipment acquisitions from this vendor program more quickly. The trend towards shortened product life cycles will continue to add additional risk to maintaining historical leasing margins.

                                 USE OF PROCEEDS

         The Company will receive no proceeds from the sale of Shares by the Selling Stockholders.


                              SELLING STOCKHOLDERS

         Set forth below are the names of the Selling Stockholders, their relationships to the Company, the number of shares of Common Stock of the Company beneficially owned by each of them as of July 9, 1998, the number of shares offered hereby and the percentage of the outstanding Common Stock to be owned if all the shares registered hereunder are sold by the Selling Stockholders. The shares offered hereby shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the Selling Stockholders listed below, provided that this prospectus is amended or supplemented if required by applicable law.

                                                                               Percentage of
                            Number of Shares         Number of Shares        Shares Owned After
Name                       Beneficially Owned         Offered Hereby           Sale of Shares
----                       ------------------         --------------           --------------
Andrew Sall (1)                   5,029                     5,029                    *
Daniel W. Cadwell                 6,035                     6,035                    *
Kelley A. Ross                    1,508                     1,508                    *
Barry J. Schwach (2)            128,218(3)                120,718                    *
James C. Teal                     3,017                     3,017                    *
Denise A. Willhite                1,508                     1,508                    *
Susan L. Rehberger                6,035                     6,035                    *

---------------------

 *       Less than 1%.

(1) Mr. Sall served as a director of the Company from February 1995 until October 1997.

(2) Mr. Schwach served as the Company's Chief Financial Officer from February 1995 until November 1997.

(3) Includes 7,500 shares which may be acquired by Mr. Schwach upon exercise of exercisable stock options.


                              PLAN OF DISTRIBUTION

         The Selling Stockholders have advised the Company that all or a portion of the Shares offered by the Selling Stockholders hereby may be sold from time to time by the Selling Stockholders or, after amendment or supplement of this prospectus, if required by law, by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following means: (a) ordinary brokerage or market making transactions and transactions in which the broker or dealer solicits purchasers;
(b) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; and (c) purchases by a broker or dealer as principal and resales by such broker or dealer for its account pursuant to this Prospectus. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

         The Company and the Selling Stockholders have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act.